Afya Limited Announces Third Quarter and Nine Months 2023 Financial Results

Guidance on Track

Strong Cash Conversion

Nova Lima, Brazil, November 13, 2023 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and digital health services provider in Brazil, reported today financial and operating results for the three and nine-month period ended September 30, 2023. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Third Quarter 2023 Highlights

▪	3Q23 Adjusted Net Revenue increased 24.6% YoY to R$723.0 million. Adjusted Net Revenue excluding acquisitions grew 13.6%, reaching R$659.0 million.
▪	3Q23 Adjusted EBITDA increased 21.7% YoY, reaching R$278.4 million, with an Adjusted EBITDA Margin of 38.5%. Adjusted EBITDA excluding acquisitions grew 8.9%, reaching R$249.0 million, with an Adjusted EBITDA Margin of 37.8%.

Nine Months 2023 Highlights

▪	9M23 Adjusted Net Revenue increased 24.4% YoY to R$2,144.6 million. Adjusted Net Revenue excluding acquisitions grew 13.5%, reaching R$1,957.2 million.
▪	9M23 Adjusted EBITDA increased 21.8% YoY reaching R$876.8 million, with an Adjusted EBITDA Margin of 40.9%. Adjusted EBITDA excluding acquisitions grew 10.5%, reaching R$795.1 million, with an Adjusted EBITDA Margin of 40.6%.
▪	Cash conversion of 109.3% generating R$933.8 million of cash flow from operating activities that resulted in a solid cash position of R$822.0 million.
▪	Over 285 thousand monthly active physicians and medical students using Afya’s Digital Service.

Table 1: Financial Highlights
	For the three months period ended September 30,					For the nine months period ended September 30,
(in thousand of R$)	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	723,479	659,477	580,575	24.6%	13.6%	2,146,047	1,958,652	1,745,055	23.0%	12.2%
(b) Adjusted Net Revenue (1)	722,986	658,984	580,198	24.6%	13.6%	2,144,606	1,957,211	1,723,993	24.4%	13.5%
(c) Adjusted EBITDA (2)	278,393	249,005	228,730	21.7%	8.9%	876,766	795,100	719,717	21.8%	10.5%
(d) = (c)/(b) Adjusted EBITDA Margin	38.5%	37.8%	39.4%	-90 bps	-160 bps	40.9%	40.6%	41.7%	-80 bps	-110 bps
*For the three months period ended September 30, 2023, "2023 Ex Acquisitions" excludes: UNIT Alagoas and FITS Jaboatão dos Guararapes (July to September, 2023; Closing of UNIT and FITS was in January 2023).
*For the nine months period ended September 30, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022), and UNIT Alagoas and FITS Jaboatão dos Guararapes (January to September, 2023; Closing of UNIT and FITS was in January 2023).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 07).

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Message from Management

We are pleased to announce our third quarter results, a quarter was marked by significant increases in Net Revenue in our three segments, high Adjusted EBITDA margins, cash generation, and a consistent business expansion. All these factors combined enable us to reassure our 2023 guidance, reinforcing our business strategy execution.

Our Continuing Education segment stands out with remarkable expansion for the nine months, showing a Net Revenue growth of 43% when compared to the same period of the prior year. This accomplishment is the result of a robust intake process and the maturation of our courses, aligned with our growth and expansion plan.

In our Digital Health Services segment, we have seen a robust 22% increase in Net Revenue compared to the nine months of the prior year. This reaffirms the immense potential of digital services. This surge can be attributed to the success of our B2B engagements, where we've secured new contracts with pharmaceutical industry leaders. Furthermore, the continuous growth in B2P subscribers reflects our unwavering dedication to expanding our reach.

On the Undergrad side of the education segment, we grew Adjusted Net Revenue by 24% when compared to the same period last year. Our core business remains as robust as ever, with Medicine courses increasing tickets higher than inflation, maturation of medical seats, and an ongoing integration of the UNIT Alagoas and FITS Jaboatão dos Guararapes, acquired in January 2023.

We are enthusiastic about our current initiatives and the promising opportunities that lie ahead. A new avenue for growth unfolds with the launch of Mais Médicos 3, presenting a significant opportunity to expand Afya's medical courses in Brazil and address the pressing need for more healthcare professionals in underserved areas. Afya is committed to engaging in the program, with high-quality proposals and enhancing the standards of medicine courses throughout the country.

High and predictable growth, strong cash generation, guidance on track for the year, and segments ramp-up: this proves how we are evolving and empowering our vision to transform health with those who have medicine as a vocation.

1.	Key Events in the Quarter:
▪	Afya (Nasdaq: AFYA, B3: A2FY34) announced, in July 2023, the start of negotiation of its non-sponsored Brazilian Depositary Receipts (BDRs), with a 1-for-2 stock split, aimed to provide investment opportunities on Afya for Brazilian investors.
▪	Afya hosted, in July 2023, its Investor and ESG Day. Attendees heard from Afya’s business executives the Company's evolution, business strategy, ESG initiatives, present and future perspectives. More details on: https://ir.afya.com.br/afya-day/
▪	On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.
2.	Subsequent Events in the quarter
▪	On October 4th, The Ministry of Education (MEC) announced the rules for the new Mais Médicos program, which define the criteria for opening new undergraduate medical school seats. The new program will allow the opening of nearly 10,000 new undergraduate seats, of which 5,700 will be distributed through the new program, approximately 2,000 will be allocated to existing private institutions and approximately 2,000 will be allocated to the public system. The Mais Medicos seats (5,700) will be distributed across 95 cities, considering 60 seats per institution.
▪	On October 31st, Afya announced, through its wholly owned subsidiary Afya Participações S.A. (“Afya Brazil”), the acquisition of an additional 15% in Centro de Ciências em Saúde de Itajubá S.A. ("CCSI”;” FMIT”), consolidating our position of ownership to 75% of the total share capital. The aggregate purchase price for the additional 15% was R$21.0 million paid 100% in cash on the closing date.

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3.	Full Year 2023 Guidance Reaffirmed

The Company is reaffirming its previously issued guidance for FY23, which already considered the impact of the increase of the FG-FIES, as Afya successfully concluded acceptances of new medical students for the second semester, ensuring 100% occupancy in all its medical schools.

The guidance for FY2023 is defined in the following table:

Guidance for 2023
Adjusted Net Revenue*	R$ 2,750 mn ≤ ∆ ≤ R$ 2,850 mn
Adjusted EBITDA	R$ 1,100 mn ≤ ∆ ≤ R$ 1,200 mn

*Includes UNIT Alagoas and FITS Jaboatão dos Guararapes' acquisitions;
Includes the increase of 64 medical seats of Faculdade Santo Agostinho, in the city of Itabuna;
Excludes any acquisition that may be concluded after the issuance of the guidance.

4.	9M23 Overview

Operational Review

Afya is the only company offering educational and technological solutions to support physicians across every stage of the medical career, from undergraduate students in their medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a Software as a Service (SaaS) model, and assisting physicians in their relationship with their patients.

The Company reports results for three distinct business units. The first, Undergrad – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The second, Continuing Education – specialization programs and graduate courses for physicians. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This business unit is divided into Business to Physician (which encompasses Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician-Patient Relationship, Telemedicine, and Digital Prescription) and Business to Business (which provides access and demand for the healthcare players). Revenue is generated from printed books and e-books, which is recognized at the point in time when control is transferred to the customer, and subscription fees, which are recognized as the services are transferred over time.

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Key Revenue Drivers – Undergraduate Courses

Table 2: Key Revenue Drivers	Nine months period ended September 30,
	2023	2022	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	3,163	2,759	14.6%
Operating Seats (1)	3,113	2,709	14.9%
Total Students (end of period)	21,556	17,997	19.8%
Average Total Students	21,056	17,692	19.0%
Average Total Students (ex-Acquisitions)*	18,978	17,692	7.3%
Tuition Fees (Total - R$ '000)	1,922,472	1,522,393	26.3%
Tuition Fees (ex- Acquisitions* - R$ '000)	1,744,263	1,522,393	14.6%
Medical School Gross Avg. Ticket (ex- Acquisitions* - R$/month)	10,212	9,561	6.8%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	8,556	7,859	8.9%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	21,564	18,114	19.0%
Average Total Students	21,447	19,932	7.6%
Average Total Students (ex-Acquisitions)*	19,738	19,932	-1.0%
Tuition Fees (Total - R$ '000)	293,367	254,613	15.2%
Tuition Fees (ex- Acquisitions* - R$ '000)	271,194	254,613	6.5%
OTHER UNDERGRADUATE
Total Students (end of period)	24,286	23,085	5.2%
Average Total Students	24,625	23,746	3.7%
Average Total Students (ex-Acquisitions)*	21,432	23,746	-9.7%
Tuition Fees (Total - R$ '000)	230,149	201,116	14.4%
Tuition Fees (ex- Acquisitions* - R$ '000)	199,410	201,116	-0.8%
TOTAL TUITION FEES
Tuition Fees (Total - R$ '000)	2,445,988	1,978,122	23.7%
Tuition Fees (ex- Acquisitions* - R$ '000)	2,214,867	1,978,122	12.0%
*For the nine months period ended September 30, 2023, "2023 Ex Acquisitions" excludes: UNIT Alagoas and FITS Jaboatão dos Guararapes (January to September, 2023; Closing of UNIT and FITS was in January 2023).
(1) The difference between approved and operating seats is 'Cametá'. A campus for which we already have the license but haven't started operations.

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Key Revenue Drivers – Continuing Education and Digital Services

Table 3: Key Revenue Drivers	Nine months period ended September 30,
	2023	2022	% Chg
Continuing Education
Medical Specialization & Others
Total Students (end of period)	4,954	4,036	22.7%
Average Total Students	4,791	3,686	30.0%
Average Total Students (ex-Acquisitions)	4,791	3,686	30.0%
Net Revenue from courses (Total - R$ '000)	108,263	75,568	43.3%
Net Revenue from courses (ex- Acquisitions¹)	108,263	75,568	43.3%
Digital Services
Content & Technology for Medical Education
Medcel Active Payers
Prep Courses & CME - B2P	6,026	12,886	-53.2%
Prep Courses & CME - B2B	5,420	5,704	-5.0%
Além da Medicina Active Payers	6,700	5,696	17.6%
Cardiopapers Active Payers	8,327	5,090	63.6%
Medical Harbour Active Payers	10,346	5,080	103.7%
Clinical Decision Software
Whitebook Active Payers	150,796	133,926	12.6%
Clinical Management Tools²
iClinic Active Payers	25,702	22,596	13.7%
Shosp Active Payers	3,579	2,348	52.4%

Digital Services Total Active Payers (end of period)	216,896	193,326	12.2%
Net Revenue from Services (Total - R$ '000)	164,036	134,243	22.2%
Net Revenue - B2P	134,225	117,256	14.5%
Net Revenue - B2B	29,843	16,987	75.7%
Net Revenue From Services (ex-Acquisitions¹)	156,947	134,243	16.9%
*For the nine months period ended September 30, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022).
(2) Clinical management tools includes Telemedicine and Digital Prescription features.

Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in each one of our products in the last 30 days of a specific period. Total monthly active users reached over 285 thousand.

Monthly Active Unique Users (MUAU) represents the number of unique individuals, without overlap of users among products, in the last 30 days of a specific period.

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Table 4: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	3Q23	3Q22	% Chg YoY	2Q23	1Q23
Content & Technology for Medical Education	26,012	21,811	19.3%	24,973	31,549
Clinical Decision Software	230,732	239,640	-3.7%	230,338	237,003
Clinical Management Tools¹	26,944	23,036	17.0%	24,880	24,568
Physician-Patient Relationship	1,583	1,397	13.3%	1,782	1,773
Total Monthly Active Users (MaU) - Digital Services	285,271	285,884	-0.2%	281,973	294,893
1) Clinical management tools includes Telemedicine and Digital Prescription features
Includes Shosp, Medicinae and Além da Medicina starting in 1Q22 and Cardiopapers and Glic starting in 2Q22

Table 5: Key Operational Drivers for Digital Services - Monthly Unique Active Users (MuaU)
	3Q23	3Q22	% Chg QoQ	2Q23	1Q23

Total Monthly Unique Active Users (MuaU) - Digital Services	254,894	263,587	-3.3%	251,487	262,137
1) Total Monthly Unique Active Users excludes non-integrated companies: Medical Harbour, Medicinae, Shosp, Além da Medicina, Cardiopapers and Glic

Seasonality

Undergrad’s tuition revenues are related to the intake process and monthly tuition fees charged to students over the period; thus, does not have significant fluctuations during the semester. Continuing Education revenues are related to monthly intakes and tuition fees and do not have a considerable concentration in any period. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year due to the enrollments of Medcel’s clients period. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year than in the second and third quarters.

Revenue

Adjusted Net Revenue for the third quarter of 2023 was R$723.0 million, an increase of 24.6% over the same period of the prior year. Excluding acquisitions, Adjusted Net Revenue in the third quarter increased 13.6% YoY to R$659.0 million, mainly due to: higher net tickets in Medicine courses, maturation of medical seats and the growth of Continuing Education and Digital Services segments.

Net Revenue of Continuing Education for the third quarter of 2023 was R$37.7 million, an increase of 35.0% YoY, boosted by the growth in the number of students.

Digital services increased 19.2% YoY, totaling R$53.1 million for this quarter. The organic growth is a combination of (a) an increase in the B2B engagements, increasing B2B Net Revenue by 61.7%, and (b) the expansion of the active payers in the B2P, mainly in Whitebook, IClinic, Cardiopapers, Além da Medicina, Medical Harbour and Shosp.

For the nine-month period ended September 30, 2023, Adjusted Net Revenue was R$2,144.6 million, an increase of 24.4% over the same period of last year. Excluding acquisitions, Adjusted Net Revenue in the nine-month period increased 13.5% YoY to R$1,957.2 million.

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Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period September 30,					For the nine months period ended September 30,
	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	636,849	572,847	509,097	25.1%	12.5%	1,883,089	1,702,782	1,538,037	22.4%	10.7%
Adjusted Undergrad¹	636,356	572,354	508,720	25.1%	12.5%	1,881,648	1,701,341	1,516,975	24.0%	12.2%
Continuing Education	37,679	37,679	27,906	35.0%	35.0%	108,263	108,263	75,568	43.3%	43.3%
Digital Services	53,106	53,106	44,548	19.2%	19.2%	164,036	156,947	134,243	22.2%	16.9%
Inter-segment transactions	-4,155	-4,155	-976	325.7%	325.7%	-9,341	-9,341	-2,793	234.4%	234.4%
Total Reported Net Revenue	723,479	659,477	580,575	24.6%	13.6%	2,146,047	1,958,652	1,745,055	23.0%	12.2%
Total Adjusted Net Revenue ¹	722,986	658,984	580,198	24.6%	13.6%	2,144,606	1,957,211	1,723,993	24.4%	13.5%
*For the three months period ended September 30, 2023, "2023 Ex Acquisitions" excludes: UNIT Alagoas and FITS Jaboatão dos Guararapes (July to September, 2023; Closing of UNIT and FITS was in January 2023).
*For the nine months period ended September 30, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022), and UNIT Alagoas and FITS Jaboatão dos Guararapes (January to September, 2023; Closing of UNIT and FITS was in January 2023).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 07).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended September 30, 2023, increased 21.7% to R$278.4 million, up from R$228.7 million in the same period of the prior year, while the Adjusted EBITDA Margin decreased 90 basis points to 38.5%. For the nine-month period ended September 30, 2023, Adjusted EBITDA was R$876.8 million, an increase of 21.8% over the same period of the prior year, with an Adjusted EBITDA Margin decrease of 80 basis points in the same period.

The Adjusted EBITDA Margin reduction is due to: (a) Mix of Net Revenue, with higher participation of Continuing Education segments, and (b) the consolidation of 4 new Mais Médicos campuses (operation started on 3Q22) and UNIT Alagoas and FITS Jaboatão dos Guararapes which are performing better than expected but still present lower margins when compared to the integrated companies.

Table 7: Adjusted EBITDA
(in thousands of R$)	For the three months period ended September 30,					For the nine months period ended June 30,
	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	278,393	249,005	228,730	21.7%	8.9%	876,766	795,100	719,717	21.8%	10.5%
% Margin	38.5%	37.8%	39.4%	-90 bps	-160 bps	40.9%	40.6%	41.7%	-80 bps	-110 bps
*For the three months period ended September 30, 2023, "2023 Ex Acquisitions" excludes: UNIT Alagoas and FITS Jaboatão dos Guararapes (July to September, 2023; Closing of UNIT and FITS was in January 2023).
*For the nine months period ended September 30, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022), and UNIT Alagoas and FITS Jaboatão dos Guararapes (January to September, 2023; Closing of UNIT and FITS was in January 2023).

Adjusted Net Income

Net Income for the third quarter of 2023 was R$98.2 million, an increase of 22.1% over the same period of the prior year, mainly due to the increase in operational results and Unigranrio’s tax amnesty program (more details in “Key Events in the Quarter”)

Adjusted Net Income for the third quarter of 2023 was R$128.4 million, an increase of 6.9% over the same period of the prior year, mainly due to the increase in operational results, which was partially offset by higher financial expenses primarily related to the increase in leverage due to UNIT Alagoas and FITS Jaboatao business combination and higher interest rates, when compared to the same period of the prior year. Adjusted Net Income for the nine months of 2023 was R$ 426.7 million, an increase of 5.0% year over year.

Adjusted EPS reached R$4.58 per share for the nine months ended September 30, 2023, an increase of 5.7% year over year.

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Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended September 30,			For the nine months period ended September 30,
	2023	2022	% Chg	2023	2022	% Chg
Net income	98,220	80,410	22.1%	303,530	321,425	-5.6%
Amortization of customer relationships and trademark (1)	26,593	18,952	40.3%	80,779	55,959	44.4%
Share-based compensation	6,684	8,833	-24.3%	20,082	20,414	-1.6%
Non-recurring (income) expenses:	- 3,104	11,861	n.a.	22,284	8,586	159.5%
- Integration of new companies (2)	7,769	7,063	10.0%	19,951	17,015	17.3%
- M&A advisory and due diligence (3)	703	1,388	-49.4%	12,377	3,194	287.5%
- Gain on tax amnesty (4)	- 16,812	-	n.a.	- 16,812	-	n.a.
- Expansion projects (5)	2,007	1,079	86.0%	2,536	2,358	7.5%
- Restructuring expenses (6)	3,722	2,708	37.4%	5,673	7,081	-19.9%
- Mandatory Discounts in Tuition Fees (7)	- 493	- 377	30.8%	- 1,441	-21,062	-93.2%
Adjusted Net Income	128,393	120,056	6.9%	426,675	406,384	5.0%
Basic earnings per share - in R$ (8)	1.04	0.84	23.2%	3.21	3.39	-5.4%
Adjusted earnings per share - in R$ (9)	1.38	1.28	7.3%	4.58	4.33	5.7%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.
(5) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(6) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(7) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(8) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(9) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

On September 30, 2023, Cash and Cash Equivalents were R$822.0 million, a decrease of 24.8% over December 31, 2022, due to UNIT Alagoas and FITS Jaboatão dos Guararapes business combination.

For the nine-month period ended September 30, 2023, Afya reported cash flow from operating activities of R$933.8 million, up from R$743.8 million in the same period of the previous year, an increase of 25.5% YoY, boosted by the solid operational results. Operating Cash Conversion Ratio was strong once again, achieving 109.3% for the nine-month period ended September 30, 2023, compared to 104.6% in the same period of the previous year.

On September 30, 2023, Net Debt, excluding the effect of IFRS 16, totaled R$1,787.8 million. When compared to December 31, 2022, Net Debt added to R$825 million related to UNIT Alagoas and FITS Jaboatão dos Guararapes business combination closed on January 2, 2023, the Net Debt reduced R$ 418 million due to the strong Cash flow from operating activities in the nine months.

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Table 9: Operating Cash Conversion Ratio Reconciliation	For the nine months period ended September 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2023	2022	% Chg
(a) Net cash flows from operating activities	896,202	715,881	25.2%
(b) Income taxes paid	37,599	27,940	34.6%
(c) = (a) + (b) Cash flow from operating activities	933,801	743,821	25.5%

(d) Adjusted EBITDA	876,766	719,717	21.8%
(e) Non-recurring (income) expenses:	22,284	8,586	159.5%
- Integration of new companies (1)	19,951	17,015	17.3%
- M&A advisory and due diligence (2)	12,377	3,194	287.5%
- Gain on tax amnesty (3)	-16,812	-	n.a.
- Expansion projects (4)	2,536	2,358	7.5%
- Restructuring Expenses (5)	5,673	7,081	-19.9%
- Mandatory Discounts in Tuition Fees (6)	-1,441	-21,062	-93.2%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	854,482	711,131	20.2%
(g) = (c) / (f) Operating cash conversion ratio	109.3%	104.6%	470 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

The following table shows more information regarding the cost of debt for 9M23, considering loans and financing, capital market and accounts payable to selling shareholders. Afya’s capital structure remains solid with a conservative leveraging position and a low cost of debt, Afya’s Net Debt (excluding the effect of IFRS16) divided by Adjusted EBITDA mid guidance for 2023 would be 1.6x.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the nine months period ended in September 30,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI*
	3Q23	2022	3Q23	2022	3Q23	2022	3Q23	2022
Loans and financing: Softbank	826	824	2.6	3.4	6.5%	6.5%	50%	53%
Loans and financing: Debentures	512	500	3.9	4.6	15.5%	15.7%	114%	114%
Loans and financing: Others	620	621	1.3	2.1	14.5%	14.1%	107%	113%
Accounts payable to selling shareholders	651	529	0.9	1.2	12.3%	11.6%	92%	94%
Average	2,610	2,474	2.2	2.9	11.5%	10.2%	86%	83%
*Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 9M23: ~12.65% p.y. and for 2022 full year: ~12,39% p.y.

9

Table 11: Cash and Debt Position
(in thousands of R$)
	3Q23	FY2022	% Chg	3Q22	% Chg
(+) Cash and Cash Equivalents	822,008	1,093,082	-24.8%	715,644	14.9%
Cash and Bank Deposits	11,107	57,509	-80.7%	27,161	-59.1%
Cash Equivalents	810,901	1,035,573	-21.7%	688,483	17.8%
(-) Loans and Financing	1,908,299	1,882,901	1.3%	1,399,724	36.3%
Current	186,903	145,202	28.7%	259,638	-28.0%
Non-Current	1,721,396	1,737,699	-0.9%	1,140,086	51.0%
(-) Accounts Payable to Selling Shareholders	651,068	528,678	23.2%	598,367	8.8%
Current	382,500	261,711	46.2%	241,560	58.3%
Non-Current	268,568	266,967	0.6%	356,807	-24.7%
(-) Other Short and Long Term Obligations	50,469	62,176	-18.8%	65,748	-23.2%
(=) Net Debt (Cash) excluding IFRS 16	1,787,828	1,380,673	29.5%	1,348,195	32.6%
(-) Lease Liabilities	869,729	769,525	13.0%	782,224	11.2%
Current	36,705	32,459	13.1%	28,685	28.0%
Non-Current	833,024	737,066	13.0%	753,539	10.5%
Net Debt (Cash) with IFRS 16	2,657,557	2,150,198	23.6%	2,130,419	24.7%

CAPEX

Capital expenditures consists of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of our campuses and headquarters including leasehold improvements, and the development of new solutions in the digital segment, among others.

For the nine-month period ending September 30, 2023, CAPEX went from R$238.4 million to R$155.1 million, a decrease of 34.9% over the same period of the prior year. As of September 30, 2023, the Capex to Revenue, excluding licenses acquisition and goodwill remeasurement, was 7.2% a decrease from 10.1% in the same period of the previous year, reflecting the discipline on capital allocation.

Table 12: CAPEX
(in thousands of R$)	For the nine months period ended September 30,
	2023	2022	% Chg
CAPEX	155,127	238,363	-34.9%
Property and equipment	88,014	116,641	-24.5%
Intanglibe assets	67,113	121,722	-44.9%
- Licenses	0	24,408	n.a.
- Goodwill	0	39,100	n.a.
- Others	67,113	58,214	15.3%

10

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results.

The 2022 Sustainability Report can be found at: https://ir.afya.com.br/corporate-governance/sustainability/

Table 13: ESG Metrics			3Q23	3Q22	2022	2021	2020	2019
#	GRI	Governance and Employee Management
1	405-1	Number of employees	9,868	9,039	8,708	8,079	6,100	3,369
2	405-1	Percentage of female employees	58%	57%	57%	55%	55%	57%
3	405-1	Percentage of female employees in the board of directors	36%	27%	40%	18%	18%	22%
4	102-24	Percentage of independent member in the board of directors	36%	36%	30%	36%	36%	22%
		Environmental
4	302-1	Total energy consumption (kWh)	6,078,952	4,355,340	17,011,842	12,176,966	8,035,845	5,928,450
4.1	302-1	Consumption per campus	132,151	98,985	412,747	385,573	321,434	395,230
5	302-1	% supplied by distribution companies	56.7%	71.6%	72.4%	91.3%	83.4%	96.2%
6	302-1	% supplied by other sources	43.3%	28.4%	27.6%	8.7%	16.6%	3.8%
		Social
8	413-1	Number of free clinical consultations offered by Afya	146,294	128,686	494,635	341,286	427,184	270,000
9		Number of physicians graduated in Afya's campuses	18,965	17,176	18,104	16,772	12,691	8,306
10	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	10,628	10,329	10,965	7,881	4,999	2,808
11		% students with scholarships over total undergraduate students	15.8%	17.4%	18.8%	12.9%	13.7%	11.7%
12	413-1	Hospital, clinics and city halls partnerships	664	481	662	447	432	60
(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) "Other sources" refers to: (a) Derived from renewable sources, such as solar panels installed in the units; and (b) Derived from the search for alternative energy options in the market.
(3) Starting in 2Q22, previously disclosed environmental data were updated to consider: (a) GHG Protocol guidelines improvements, and (b) additional data-collection criteria refinements.
(4) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.

5.                  Conference Call and Webcast Information

When: November 13, 2023, at 5:00 p.m. EST.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Dial-in: Brazil: +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888.

United States: +1 929 205 6099 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799 or +1 646 931 3860 or +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 253 205 0468 or +1 253 215 8782.

Webinar ID: 974 1075 1315

Other Numbers: https://afya.zoom.us/u/ak0CTBDQC

OR

Webcast: https://afya.zoom.us/j/97410751315

6.                  About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats. It delivers an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners, from the moment they enroll as medical students, through their medical residency preparation, graduate program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals through its products WhiteBook, Nursebook and Portal PEBMED. For more information, please visit www.afya.com.br.

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7.                  Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.                  Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the Cash flow from operating activities, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9.                  Investor Relations Contact

E-mail: ir@afya.com.br

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10.              Financial Tables

Unaudited interim condensed consolidated statements of income and comprehensive income
For the three and nine-month periods ended September 30, 2023, and 2022
(In thousands of Brazilian reais, except earnings per share)

	Three-month period ended		Nine-month period ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	723,479	580,575	2,146,047	1,745,055
Cost of services	(288,234)	(216,691)	(820,136)	(622,663)
Gross profit	435,245	363,884	1,325,911	1,122,392

General and administrative expenses	(257,002)	(210,692)	(739,808)	(596,621)
Other revenues (expenses), net	12,043	(7,173)	10,365	(8,739)

Operating income	190,286	146,019	596,468	517,032

Finance income	34,771	29,202	86,259	76,618
Finance expenses	(115,306)	(91,933)	(353,572)	(256,873)
Finance result	(80,535)	(62,731)	(267,313)	(180,255)

Share of income of associate	615	3,819	7,671	10,260

Income before income taxes	110,366	87,107	336,826	347,037

Income taxes expenses	(12,146)	(6,697)	(33,296)	(25,612)

Net income	98,220	80,410	303,530	321,425

Other comprehensive income	-	-	-	-
Total comprehensive income	98,220	80,410	303,530	321,425

Income attributable to
Equity holders of the parent	93,347	75,760	288,263	306,875
Non-controlling interests	4,873	4,650	15,267	14,550
	98,220	80,410	303,530	321,425
Basic earnings per share
Per common share	1.04	0.84	3.21	3.39
Diluted earnings per share Per common share	1.03	0.84	3.18	3.38

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Unaudited interim condensed consolidated statements of financial position
As of September 30, 2023, and December 31, 2022
(In thousands of Brazilian reais)

	September 30, 2023	December 31, 2022
Assets	(unaudited)
Current assets
Cash and cash equivalents	822,008	1,093,082
Trade receivables	480,556	452,831
Inventories	4,501	12,190
Recoverable taxes	63,319	27,809
Other assets	51,991	51,745
Total current assets	1,422,375	1,637,657

Non-current assets
Trade receivables	43,593	42,568
Other assets	144,084	191,756
Investment in associate	53,284	53,907
Property and equipment	598,802	542,087
Right-of-use assets	770,036	690,073
Intangible assets	4,798,915	4,041,491
Total non-current assets	6,408,714	5,561,882

Total assets	7,831,089	7,199,539

Liabilities
Current liabilities
Trade payables	85,655	71,482
Loans and financing	186,903	145,202
Lease liabilities	36,705	32,459
Accounts payable to selling shareholders	382,500	261,711
Notes payable	50,469	62,176
Advances from customers	137,664	133,050
Labor and social obligations	255,235	154,518
Taxes payable	27,400	26,221
Income taxes payable	40,582	16,151
Other liabilities	3,411	2,719
Total current liabilities	1,206,524	905,689

Non-current liabilities
Loans and financing	1,721,396	1,737,699
Lease liabilities	833,024	737,066
Accounts payable to selling shareholders	268,568	266,967
Taxes payable	90,578	92,888
Provision for legal proceedings	134,068	195,854
Other liabilities	27,898	13,218
Total non-current liabilities	3,075,532	3,043,692
Total liabilities	4,282,056	3,949,381

Equity
Share capital	17	17
Additional paid-in capital	2,371,577	2,375,344
Share-based compensation reserve	143,620	123,538
Treasury stock	(310,003)	(304,947)
Retained earnings	1,293,149	1,004,886
Equity attributable to equity holders of the parent	3,498,360	3,198,838
Non-controlling interests	50,673	51,320
Total equity	3,549,033	3,250,158

Total liabilities and equity	7,831,089	7,199,539

14

Unaudited interim condensed consolidated statements of cash flow
For the nine-month periods ended September 30, 2023, and 2022
(In thousands of Brazilian reais)

	September 30, 2023	September 30, 2022
Operating activities	(unaudited)	(unaudited)
Income before income taxes	336,826	347,037
Adjustments to reconcile income before income taxes
Depreciation and amortization	212,172	151,706
Write-off of property and equipment	1,209	683
Write-off of intangible assets	288	6
Provision for expected credit losses	57,160	29,441
Share-based compensation expense	20,082	20,414
Net foreign exchange differences	448	293
Accrued interest	224,349	147,839
Accrued lease interest	74,867	63,458
Share of income of associate	(7,671)	(10,260)
Provision (reversal) for legal proceedings	(27,119)	8,531
Changes in assets and liabilities
Trade receivables	(52,169)	(60,167)
Inventories	7,828	(661)
Recoverable taxes	(34,921)	(16,931)
Other assets	35,960	5,858
Trade payables	1,920	1,398
Taxes payables	25,321	10,709
Advances from customers	(27,883)	(16,075)
Labor and social obligations	94,465	70,608
Other liabilities	(9,331)	(10,066)
	933,801	743,821
Income taxes paid	(37,599)	(27,940)

Net cash flows from operating activities	896,202	715,881

Investing activities
Acquisition of property and equipment	(88,014)	(116,641)
Acquisition of intangibles assets	(67,113)	(70,423)
Dividends received	8,294	2,837
Acquisition of subsidiaries, net of cash acquired	(726,530)	(225,452)
Payments of interest from acquisition of subsidiaries	(36,674)	(17,300)
Net cash flows used in investing activities	(910,037)	(426,979)

Financing activities
Payments of principal of loans and financing	(12,216)	(922)
Payments of interest of loans and financing	(124,468)	(68,053)
Proceeds from loans and financing	5,288	-
Payments of lease liabilities	(100,658)	(84,509)
Treasury shares buy-back	(12,369)	(152,317)
Proceeds from exercise of stock options	3,546	-
Dividends paid to non-controlling shareholders	(15,914)	(15,726)
Net cash flows used in financing activities	(256,791)	(321,527)
Net foreign exchange differences	(448)	(293)
Net decrease in cash and cash equivalents	(271,074)	(32,918)
Cash and cash equivalents at the beginning of the period	1,093,082	748,562
Cash and cash equivalents at the end of the period	822,008	715,644

15

Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period September 30,			For the nine months period ended September 30,
	2023	2022	% Chg	2023	2022	% Chg
Net income	98,220	80,410	22.1%	303,530	321,425	-5.6%
Net financial result	80,535	62,731	28.4%	267,313	180,255	48.3%
Income taxes expense	12,146	6,697	81.4%	33,296	25,612	30.0%
Depreciation and amortization	73,908	52,617	40.5%	212,172	151,706	39.9%
Interest received (1)	10,619	9,400	13.0%	25,760	21,979	17.2%
Income share associate	(615)	(3,819)	-83.9%	(7,671)	(10,260)	-25.2%
Share-based compensation	6,684	8,833	-24.3%	20,082	20,414	-1.6%
Non-recurring (income) expenses:	(3,104)	11,861	n.a.	22,284	8,586	159.5%
- Integration of new companies (2)	7,769	7,063	10.0%	19,951	17,015	17.3%
- M&A advisory and due diligence (3)	703	1,388	-49.4%	12,377	3,194	287.5%
- Gain on tax amnesty (4)	(16,812)	-	n.a.	(16,812)	-	n.a.
- Expansion projects (5)	2,007	1,079	86.0%	2,536	2,358	7.5%
- Restructuring expenses (6)	3,722	2,708	37.4%	5,673	7,081	-19.9%
- Mandatory Discounts in Tuition Fees (7)	(493)	(377)	30.8%	(1,441)	(21,062)	-93.2%
Adjusted EBITDA	278,393	228,730	21.7%	876,766	719,717	21.8%
Adjusted EBITDA Margin	38.5%	39.4%	-90 bps	40.9%	41.7%	-80 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819 to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statement of income and comprehensive income.
(5) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(6) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(7) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

16